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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                                               Commission File Number:  00-20759
                                                                       ---------

                          NOTIFICATION OF LATE FILING

    (Check One):

[ ]Form 10-KSB [ ]Form 20-F [ ]Form 11-K  [X]Form 10-QSB [ ]Form N-SAR
          For Period Ended:   October 31, 1998
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[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
          For the Transition Period Ended:
                                          -------------

          Read attached instruction sheet before preparing form. Please print or type.

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                                     PART I
                             REGISTRANT INFORMATION



Full name of registrant          American Artists Film Corporation
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Former name if applicable
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Address of principal executive office (Street and Number) 1245 Fowler Street NW
                                                         -----------------------

City, state and zip code                                  Atlanta, Georgia 30318
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                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     The Company was unable to file on the initial filing date because it had not completed its audit for the year ended July 31, 1998, concluded upon year end adjustments, or filed the related Form 10-KSB. The Company anticipates that it will file Form 10-KSB prior to December 31, 1998 and that it will file Form 10-QSB shortly thereafter.


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PART IV                         OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

              Robert A. Martinez              404                  876-7373
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                       (Name)              (Area Code)        (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [ ] Yes  [X] No

     The registrant has not filed the following periodic reports:

     The Company has not filed Form 10-KSB for the year ended July 31, 1998.





     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company estimates that it will have a net loss for the quarter ended October 31, 1998 that will range between $300,000 and $325,000.



American Artists Film Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   December 16, 1998                        /s/ Robert A. Martinez
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                                         By:    Robert A. Martinez
                                         Title: Vice President-Finance, Chief
                                                Financial Officer and Treasurer